

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 1, 2009

Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222
By U.S. Mail and facsimile to (212) 403-2381

Re: The PNC Financial Services Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 8-K filed April 23, 2009
File No. 001-09718

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008
General

1. We note your presentation and related disclosures of tangible common equity, return on average tangible common shareholders' equity and tangible common equity ratio in your Form 10-K and Form 8-Ks filed on April 23, 2009. These financial measures appear to be non-GAAP as defined by Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

- To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements;
- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K;
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure; and
- In all cases, consider stating that in light of diversity in presentation in the market place, the methodology for determining these measures may vary among companies.

Item 7 – Management's Discussion and Analysis of Finance Condition and Results of Operations
Investment Securities, page 33

2. Due to the unfavorable trend and significant amount of unrealized losses on securities available for sale and the uncertainty that these losses may reasonably expect to have on your net income, please tell us and consider revising future filings to disclose additional information, focusing on the higher risk securities, to allow an investor to make an informed assessment of this risk. For example, you current MD&A disclosures appear to focus primarily on the agency residential mortgage-backed securities representing 53% of the portfolio and the portion of your remaining portfolio that had AAA-equivalent ratings. We believe your disclosure should provide additional focus on the non-agency residential mortgage and other asset-backed securities not AAA-rated, which are the riskier securities from an other-than-temporary impairment standpoint. As such, please consider disclosing the amount of unrealized loss and fair value by security type by the lowest credit rating by at least one major rating agency. We believe disclosure of this level of detail in consistent with the guidance in paragraph 39 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K.

3. Please tell us the amount of securities available for sale by security type with at least one credit rating below investment grade by a major rating agency. For these securities, please tell us and revise future filings to describe in greater detail how you determined that you believe that it is probable that you will be able to collect all contractually due principal and interest on these securities.

Item 8 – Financial Statements and Supplementary Data
Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 15 - Employee Benefit Plans, page 125

4. Please tell us, and revise future filings to disclose, how you define "long-term" as it relates to your expected long-term return on plan assets. Also please disclose your actual return on plan assets percentage for each period presented.

5. Please tell us, and revise future filings to provide additional information on, how you determine your expected long-term rate of return on plan assets. For example, discuss the extent to which your determination is based on quantified calculations versus qualitative factors, discuss the extent you use historical returns, disclose the number of years of returns you consider, explain why you believe that number of years is appropriate, disclose if you have changed the number of years included in your analysis, discuss how you sensitive your determination is to more recent experience and expectations of future returns, etc.

Note 19 - Shareholders' equity, page 136

6. For the December 2008 issuance of preferred stock, please tell us, and in future filings disclose, how you determined the allocation of proceeds between the preferred stock and warrants and the specific methods and assumptions used to determine fair value for both the preferred stock and the warrants for purposes of allocating the proceeds.

Form 8-K filed April 23, 2009

7. We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to your distressed assets portfolio for which you disclose that your impaired loans balance was $8.5 billion at March 31, 2009. However, we are unable to locate similar disclosures for your other business segments or that describing the specific reasons for the large increase over prior year. Please tell us, and revise future filings beginning with your March 31, 2009 Form 10-Q to disclose:
   • The total recorded investment in impaired loans for each business segment;
   • The specific events and circumstances that occurred during the respective period end that caused the fluctuation in impaired loans;
   • The total recorded investment in impaired loans for which there is a related allowance for credit losses;
   • The total recorded investment in impaired loans for which there is not a related allowance for credit losses; and
   • The substantive reasons to support your conclusions. In this regard, your disclosure should comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in

your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant